FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2003

SUN MEDIA CORPORATION
(Name of Registrant)

333 King Street East, Toronto, Canada M5A 3X5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82- .]

Press release SUN MEDIA CORPORATION Filed in this Form 6-K Documents index

1.	Press release dated June 3, 2003;

For Immediate Release	Page 1 of 1

SUN MEDIA CORPORATION ANNOUNCES SUCCESSFUL CONCLUSION
OF ITS EXCHANGE OFFER
FOR ITS 7 5/8% SENIOR NOTES DUE 2013

Toronto, June 3, 2003. Sun Media Corporation (the “Company”) announced today that its offer to exchange (the “Exchange Offer”) up to US$205,000,000 principal amount of its 7 5/8% Senior Notes due in 2013 (the “Initial Notes”) for an equal principal amount of new notes (the “Exchange Notes”) registered under the Securities Act of 1933, as amended, expired at 5:00 p.m., New York City time, on Friday, May 30, 2003 (the “Expiration Date”).

The Company was advised by National City Bank, the Exchange Agent for the Exchange Offer, that the Company had received tenders of $205,000,000 principal amount, or 100 percent, of the Initial Notes as of the Expiration Date, and the Company has accepted the tenders of all such Initial Notes, which will be exchanged for the Exchange Notes.

Sun Media

Sun Media Corporation, a subsidiary of Quebecor Media Inc., itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 16 daily newspapers and serving 8 of the top 11 urban markets in Canada. Sun Media also publishes 178 weekly newspapers and speciality publications across Canada.

For further information, please contact:

Luc Lavoie
Executive Vice-President, Corporate Affairs
Quebecor Inc.
Office: (514) 380-1974
Cell.: (514) 236-8742
lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

(Signed) Claudine Tremblay

By: Claudine Tremblay Corporate Secretary

Date: June 4, 2003